Exhibit 99.1

Pingtan Marine Enterprise Receives Nasdaq Notification Regarding Minimum Bid Price Compliance

Fuzhou, China, October 28, 2022 – Pingtan Marine Enterprise Ltd. (Nasdaq: PME), (“Pingtan” or the “Company”), a fishing company based in the People’s Republic of China, today announced that it has received a notification letter dated October 25, 2022 (the “Notification Letter”) from the Listing Qualifications Department of The Nasdaq Stock Market LLC (“Nasdaq”), indicating that for the last 30 consecutive business days from September 9, 2022 through October 24, 2022, the closing bid price for the Company’s ordinary shares was below the minimum bid price of $1.00 required for continued listing under Nasdaq Listing Rule 5550(a)(2).

The Notification Letter has no immediate impact on the Company’s listing on the Nasdaq Capital Market. Pursuant to Nasdaq Listing Rule 5810(c)(3)(A), the Company has a compliance period of 180 calendar days, or until April 24, 2023 (the “Compliance Period”), to regain compliance with the Nasdaq’s minimum bid price requirement. If the bid price of its ordinary shares closes at $1.00 or more per share for a minimum of 10 consecutive business days at any time during the Compliance Period, Nasdaq will provide the Company written confirmation of compliance and the matter will be closed. If the Company does not regain compliance by April 24, 2023, subject to the determination by Nasdaq Staff, the Company may be eligible for additional time to regain compliance by provide written notice of its intention to cure the deficiency during the additional compliance period or may face delisting if there any evidence appears to Nasdaq Staff that the Company will not be able to cure the deficiency.

The Company intends to monitor the closing bid price of its ordinary shares between now and April 24, 2023, and is considering its options to regain compliance with the minimum bid price requirement under the Nasdaq Listing Rules. The Company is currently in compliance with all other Nasdaq continued listing standards. The Notification Letter does not affect the Company’s business operations, its U.S. Securities and Exchange Commission reporting requirements or contractual obligations.

About Pingtan

Pingtan is a fishing company primarily engaging in ocean fishing through an operating subsidiary based in the PRC. Pingtan conducts marine fishing operations in the international waters and the approved waters in certain countries with owned or licensed vessels.

Forward-Looking Statements

This press release contains “forward-looking statements’’ within the meaning of Section 27A of the Securities Act of 1933, as amended, Section 21E of the Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this press release are forward-looking statements, including but not limited to statements regarding the Company’s compliance with Nasdaq listing rules.  Actual results and the timing of relevant events could differ materially from those anticipated in such forward-looking statements as a result of these risks and uncertainties. These forward-looking statements are based on the Company’s current expectations and involve known and unknown risks and uncertainties. Investors can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. All forward-looking statements are qualified in their entirety by this cautionary statement, and the Company undertakes no obligation to revise or update any forward-looking statements to reflect events or circumstances after the date hereof.

CONTACT:

LiMing Yung (Michael)

Chief Financial Officer

Pingtan Marine Enterprise Ltd.

Tel: +86 591 87271753

michaelyung@ptmarine.net

ir@ptmarine.net

INVESTOR RELATIONS

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